Supplemental Information

BEEKMAN SECURITIES, INC.
Supplemental Information
Schedule –I
Computation of Net Capital
For the Year Ended December 31, 2022

Computation of Net Capital Under Rule 15c3-3
   Of the Securities and exchange Commission

Computation of Net Capital Stockholders' Equity	$8,142
Deductions – Non Allowable	(2,024)
Net Capital, as defined	6,118
Minimum net capital required	5,000
Net Capital in excess of minimum requirement	$1,118
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Req.	$118

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$251

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total Aggregate indebtedness}}{\text{Net Capital}} = \frac{\$\ 251}{\$\ 6,118} = .306$$

The ratio of aggregate indebtedness to net capital is .306 to 1
   Compared to the maximum allowable ratio of 15 to 1.

There are no material differences between this computation of net capital and the corresponding Computation prepared by the Company and included in its unaudited Part II of the Focus Report as of December 31, 2022

BEEKMAN SECURITIES, INC.

Schedule-II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2022. The Company does not have nor ever had any customer accounts.

BEEKMAN SECURITIES, INC.
Schedule III
<u>Information Relating to Processing or Control</u>
<u>Requirements under Rule 15c3-3</u>
<u>As of December 2022</u>

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2022. The Company does not have nor ever had any customer accounts.